March 13, 2012
Ms. Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20549

Dear Ms. Long:

Please find our response to the comment received from you in your letter dated March 9, 2012 related to the Amendment No. 1 to the Registration Statement on Form S-1 of GelTech Solutions, Inc. filed on February 29, 2012 ("Registration Statement"). On March 13, 2012, GelTech filed Amendment No. 2 to the Registration Statement ("Amendment  No. 2").

Selling Shareholder, page 47

Comment:     We note your revisions to the selling shareholder table in response to comment five of our letter dated January 31, 2012. However, the number of shares listed in footnote two suggests that Lincoln Park beneficially owns more than 825,007 shares prior to the offering. Further, we note your response stating that if the full amount of the warrant were exercised it would result in Lincoln Park owning over 4.99% of the outstanding shares, and that you have revised the disclosure to reflect the number of shares that Lincoln Park can exercise without exceeding the 4.99% blocker contained in the warrant. This suggests that Lincoln Park actually owns 4.99% of the outstanding shares as opposed to 3.46% as disclosed in the table. Please advise and revise accordingly.

RESPONSE:   Based on your comment above and our conversation with the Staff, we have revised footnote number two on page 47 of Amendment No. 2.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter.  Please direct any questions concerning this response letter to me at 561-689-4441.

Sincerely yours,

/s/ Michael D. Harris

Michael D. Harris